

October 20, 2014

Via E-mail
Michael W. Harrington
Senior Executive Vice President, Chief Financial Officer and Treasurer
Susquehanna Bancshares, Inc.
26 North Cedar Street
Lititz, PA 17543

> **Re:** **Susquehanna Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Response dated October 8, 2014**
> **File No. 001-33872**

Dear Mr. Harrington:

We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment we may have additional comments.

December 31, 2013 Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Noninterest Income, page 37

1. We note from your response to comment two of our letter dated September 25, 2014 that the effect of deferral and recognition of vehicle origination fees and direct origination costs on a yield basis was not materially different than recognition on an as earned and incurred basis. Please provide us your materiality analysis as of December 31, 2013 and updated through your most recent quarter end considering the guidance in SAB Topic 1M and 1N. Please also tell us how you and your auditors have complied with the guidance in Auditing Standard No. 16 related to uncorrected misstatements.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comment.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant